UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Aerohive Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

300 South Wacker Drive, Suite 600

Chicago, Illinois 60606

(312) 265-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007786106

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 007786106

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 007786106

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 007786106

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 4,673,981

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 4,673,981

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by Discovery Equity Partners, L.P. (“Discovery Equity Partners”), Discovery Group I, LLC (“Discovery Group”), Daniel J. Donoghue and Michael R. Murphy (collectively, the “Reporting Persons”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Aerohive Networks, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 1011 McCarthy Boulevard, Milpitas, California 95035. This Amendment No. 4 amends and supplements, as set forth below, the information contained in Items 3, 4 and 5 of the Schedule 13D filed by the Reporting Persons with respect to the Company on June 19, 2015, as amended by Amendment No. 1 thereto filed by the Reporting Persons with respect to the Company on July 7, 2015, as amended by Amendment No. 2 thereto filed by the Reporting Persons with respect to the Company on August 7, 2015, and as amended by Amendment No. 3 thereto filed by the Reporting Persons with respect to the Company on May18, 2016 (as amended, the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 4, all information contained in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 4,673,981 shares of Common Stock beneficially owned by the Reporting Persons as of November 15, 2016, was approximately $27,658,109. The source of such funds was the assets of Discovery Equity Partners, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Discovery Equity Partners with a broker on customary terms and conditions. Discovery Equity Partners is the legal record owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety a follows:

The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes.

On November 10 and November 14, 2016, the Reporting Persons engaged in discussions with members of the Company’s management regarding various matters relating to the Company, including its business, operations, management, corporate governance, executive compensation and strategic plans. The Reporting Persons discussed with the Company potential approaches to maximize shareholder value and the possibility of adding new independent directors and making changes to its charter documents to provide for the annual election of all directors by majority vote.  The Company, however, did not make any commitment to take any specific action.

The Reporting Persons intend to engage in further communications with members of the Company’s management and Board, and possibly with other shareholders and interested parties, with respect to the above matters and other matters the Reporting Persons deem relevant from time to time. Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of Schedule 13D, but the Reporting Persons may not pursue any such plan or proposal.

The Reporting Persons intend to review their investments in the Company on an ongoing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, tax considerations, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 51,215,910 shares Common Stock outstanding as of October 31, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

Discovery Equity Partners beneficially owns 4,673,981 shares of Common Stock as of November 15, 2016, which represents 9.1% of the outstanding Common Stock.

Discovery Group beneficially owns 4,673,981 shares of Common Stock as of November 15, 2016, which represents 9.1% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 4,673,981 shares of Common Stock as of November 15, 2016, which represents 9.1% of the outstanding Common Stock.

Mr. Murphy beneficially owns 4,673,981 shares of Common Stock as of November 15, 2016, which represents 9.1% of the outstanding Common Stock..

Discovery Group is the sole general partner of Discovery Equity Partners.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by Discovery Equity Partners.

The transactions in the Common Stock effected by the Reporting Persons during the past 60 days are set out in Schedule A hereto.

No person other than Discovery Equity Partners is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2016
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: /s/ Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

/s/ Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

/s/ Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

SCHEDULE A

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in shares of Common Stock of the Company during the past 60 days. Such transactions involved the purchase of shares on the New York Stock Exchange. The prices reported below reflect the weighted average purchase prices of the shares of Common Stock purchased on the relevant dates. The Reporting Persons hereby undertake to provide upon request to the SEC staff full information regarding the number of shares and price at which each transaction was effected.

Date	Type	Price		Shares
10/31/2016	Purchases	$5.2131	[1]	23490
11/1/2016	Purchases	$5.1834	[2]	34114
11/2/2016	Purchases	$5.1964	[3]	30300
11/3/2016	Purchases	$5.2252	[4]	15142
11/4/2016	Purchases	$5.1647	[5]	25000
11/4/2016	Purchases	$5.0347	[6]	27900
11/7/2016	Purchases	$5.1975	[7]	30000
11/8/2016	Purchases	$5.1760	[8]	29948
11/9/2016	Purchases	$5.1997	[9]	4700

1 These transactions were executed in multiple trades at prices ranging from $5.185 – $5.25.

2 These transactions were executed in multiple trades at prices ranging from $5.17 – $5.22.

3 These transactions were executed in multiple trades at prices ranging from $5.15 – $5.25.

4 These transactions were executed in multiple trades at prices ranging from $5.165 – $5.25.

5 These transactions were executed in multiple trades at prices ranging from $5.08 – $5.25.

6 These transactions were executed in multiple trades at prices ranging from $4.98 – $5.11.

7 These transactions were executed in multiple trades at prices ranging from $5.135 – $5.25.

8 These transactions were executed in multiple trades at prices ranging from $5.04 – $5.25.

9 These transactions were executed in multiple trades at prices ranging from $5.14 – $5.25.